FORM 6-K

                        SECURITIES & EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     Of the Securities Exchange Act of 1934

                                 October 7, 2004

                               INFICON Holding AG

                              INFICON Holding Inc.
                 (Translation of registrant's name into English)

                                  INFICON Inc.

                              Two Technology Place

                          East Syracuse, New York 13057
                    (Address of principal executive offices)

 (Indicate by check market whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                           Form 20-F [ ] Form 40-F [ ]

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.)

                                 Yes [ ] No [X]

The announcement attached as Exhibit A was published in Switzerland on October 7, 2004 in accordance with the rules of the SWX Swiss Stock Exchange

Corporate Contact
Betty Ann Kram
Director of Corporate
Communications
and Investor Relations
+1.315.434.1122
BettyAnn.Kram@inficon.com

European Contact
Bernhard Schweizer
sensus PR GmbH
+41 43 366 55 11
inficon@sensus.ch

North American Contact
Jody Burfening/Harriet Fried
Lippert/Heilshorn & Associates, Inc.

+1.212.838.3777
jbs@lhai.com

Disclosure of Equity Participations pursuant to articles 9 and 17 of the Ordinance of the Federal Banking Commission on the Stock Exchange

Syracuse, New York and Zurich, Switzerland - October 7, 2004 - INFICON (SWX Swiss Exchange and NASDAQ: IFCN), a leading manufacturer of vacuum instrumentation and process control software for the semiconductor and vacuum-coating industries and other industrial applications, today announced that according to a notification received from FMR Corp, (82 Devonshire Street, Boston, MA 02109, USA), parent company of Fidelity Management & Research Company, the equity participation of FMR Corp in INFICON Holding AG is now 215,145 shares with a par value of CHF 10 each, representing 9.29% of the voting rights in INFICON Holding AG.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 7, 2004          INFICON Holding AG


                                By: /s/ Peter G. Maier
                                    --------------------------------------------
                                    Name:    Peter G. Maier
                                    Title:   Vice President and Chief Financial
                                             Officer